UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      December 21, 2021

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 21, 2021 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on December 20, 2021 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 20, 2021. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2021	2021
Assets:
Cash and deposits with banks	¥73,090,816	¥72,441,782
Call loans and bills bought	2,553,468	2,761,535
Reverse repurchase agreements and cash collateral on securities borrowed	11,738,072	10,637,655
Trading assets	3,140,736	4,205,414
Derivative financial instruments	5,521,617	4,675,358
Financial assets at fair value through profit or loss	1,744,848	1,687,901
Investment securities	31,051,461	30,684,444
Loans and advances	97,714,938	98,046,153
Investments in associates and joint ventures	886,685	895,970
Property, plant and equipment	1,754,661	1,757,359
Intangible assets	819,720	829,441
Other assets	4,945,631	5,347,873
Current tax assets	33,376	14,178
Deferred tax assets	28,958	29,857
Total assets	¥235,024,987	¥234,014,920
Liabilities:
Deposits	¥155,493,654	¥154,153,848
Call money and bills sold	1,368,515	1,723,492
Repurchase agreements and cash collateral on securities lent	18,509,906	16,260,974
Trading liabilities	2,080,826	2,514,424
Derivative financial instruments	4,949,433	4,176,343
Financial liabilities designated at fair value through profit or loss	239,519	362,172
Borrowings	19,423,355	20,165,579
Debt securities in issue	11,228,600	11,687,594
Provisions	224,274	213,799
Other liabilities	8,777,502	9,309,782
Current tax liabilities	53,718	65,601
Deferred tax liabilities	399,535	533,358
Total liabilities	222,748,837	221,166,966
Equity:
Capital stock	2,341,274	2,341,878
Capital surplus	722,595	727,914
Retained earnings	6,078,208	6,345,833
Treasury stock	(13,699)	(13,409)
Equity excluding other reserves	9,128,378	9,402,216
Other reserves	2,430,857	2,723,890
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	11,559,235	12,126,106
Non-controlling interests	68,379	69,974
Equity attributable to other equity instruments holders	648,536	651,874
Total equity	12,276,150	12,847,954
Total equity and liabilities	¥235,024,987	¥234,014,920

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2020	2021
Interest income	¥939,921	¥843,712
Interest expense	242,059	139,973
Net interest income	697,862	703,739

Fee and commission income	542,388	608,157
Fee and commission expense	99,774	113,484
Net fee and commission income	442,614	494,673

Net trading income	114,571	94,980
Net income from financial assets and liabilities at fair value through profit or loss	107,224	97,643
Net investment income	135,721	62,549
Other income	63,636	52,595
Total operating income	1,561,628	1,506,179

Impairment charges on financial assets	245,319	18,770
Net operating income	1,316,309	1,487,409

General and administrative expenses	799,242	879,731
Other expenses	92,269	126,224
Operating expenses	891,511	1,005,955

Share of post-tax profit of associates and joint ventures	9,393	27,899
Profit before tax	434,191	509,353

Income tax expense	108,814	140,759
Net profit	¥325,377	¥368,594

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥316,382	¥361,393
Non-controlling interests	2,566	1,836
Other equity instruments holders	6,429	5,365

Earnings per share:
Basic	¥230.94	¥263.66
Diluted	230.82	263.55

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2020	2021
Net profit	¥325,377	¥368,594

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	168,202	75,974
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	530,585	271,338
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	(782)	1,349
Share of other comprehensive income (loss) of associates and joint ventures	2,828	1,335
Income tax relating to items that will not be reclassified	(213,008)	(106,638)
Total items that will not be reclassified to profit or loss, net of tax	487,825	243,358

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	24,652	10,756
Reclassification adjustments for (gains) losses included in net profit, before tax	(104,141)	(14,535)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(55,848)	70,685
Reclassification adjustments for (gains) losses included in net profit, before tax	1,313	—
Share of other comprehensive income (loss) of associates and joint ventures	(8,110)	18,268
Income tax relating to items that may be reclassified	24,290	886
Total items that may be reclassified subsequently to profit or loss, net of tax	(117,844)	86,060

Other comprehensive income, net of tax	369,981	329,418
Total comprehensive income	¥695,358	¥698,012

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥686,159	¥690,879
Non-controlling interests	2,770	1,768
Other equity instruments holders	6,429	5,365